SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 29, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on June 29, 2012 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/2012/0629/LTN20120629720.pdf with respect to a connected transaction, the sale of 51% equity interest in Xiamen Airlines Media Co., Ltd.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: June 29, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

SALE of 51% equity interests in XIAMEN Airlines Media Co., Ltd.

The Board hereby announces that on 29 June 2012 (after trading hours), Xiamen Airlines, a subsidiary of the Company and SACM entered into the Agreement, pursuant to which Xiamen Airlines agreed to sell and SACM agreed to purchase the Targeted Equity Interests at the Consideration of RMB 43.12 million.

As SACM is a company owned as to 40% by the Company and 60% by CSAHC, SACM is a non wholly-owned subsidiary of CSAHC and a connected person of the Company. Pursuant to the Listing Rules, as one of the applicable percentage ratios (other than the profits ratio) for the Disposal is more than 0.1%, but less than 5%, the Disposa constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

THE AGREEMENT

Date

29 June 2012

Parties

(1) Vendor: Xiamen Airlines, a 51%-owned subsidiary of the Company. Its principal business activity is that of civil aviation; and

(2) Purchaser: SACM, a company which is owned as to 40% by the Company and 60% by CSAHC. The principal business activity of SACM, based on its business licence, is designing, producing, publishing and handling all kinds of domestic and overseas advertisements; commodity exhibition (additional licence required), cultural events planning; trading business information services; sales of stationery goods, arts & crafts; project investment (other than those prohibited by laws and regulations and the industrial policies governing foreign investments, and not for projects subject to approval according to laws and regulations and restriction by the industrial policies governing foreign investments until an approval is obtained).

Assets to be disposed of

51% equity interests in XAMC

XAMC is a company incorporated in the PRC and its principal business activity is designing, producing, publishing and handling domestic advertisements; corporate brand planning, corporate image planning, exhibition service and game event planning; trading of general merchandise and arts and crafts (not for projects subject to approval until an approval is obtained); and taking overall responsibilities for brand building and promotion, corporate culture publicity and aviation media operations of Xiamen Airlines. The business operation period of XAMC will be 50 years from the date of issue of the new business licence of XAMC. As at the date of this announcement, XAMC is owned as to 100% by Xiamen Airlines.

The following table contains certain financial information of XAMC which is prepared in accordance with the PRC Accounting Standards:

	As at 31 March 2012 (audited) RMB million	As at 31 December 2011 (audited) RMB million
Total assets	41.13	37.04
Net assets	30.22	24.20
	For the year ended 31 December
	2011 (audited) RMB million	2010 (audited) RMB million
Net profit before tax	22.03	11.82
Net profit after tax	16.72	9.21

According to the valuation report prepared by Beijing Zhong Qi Hua Assets Valuation Co., Ltd.(北京中企華資產評估有限公司) (an independent qualified valuer in the PRC), the appraisal value of the total equity interests of XAMC amounted to approximately RMB 84.56 million as of 31 March 2012, representing an increase in value of RMB 54.34 million, or 180% as compared with the net asset value of XAMC as at 31 March 2012. As such, the appraisal value of the Targeted Equity Interests amounted to approximately RMB 43.12 million as of 31 March 2012. The audited net asset value of the Targeted Equity Interests as of 31 March 2012 was approximately RMB 15.41 million.

Consideration

The Consideration of approximately RMB 43.12 million is determined after an arm’s length negotiation between the parties in accordance with market practice and after taking into account of the abovementioned appraisal value of the Targeted Equity Interests as of 31 March 2012.

Completion

The Disposal shall be deemed to be completed upon the date of filing of registration of changes to the relevant administrative authority for industry and commerce. Upon the completion of the Disposal, XAMC will not continue to be a subsidiary of the Group.

FINANCIAL EFFECTS OF THE DISPOSAL

Based on the audited net asset value of the Targeted Equity Interests as of 31 March 2012 and the Consideration, it is preliminary estimated that the Group may record an unaudited after tax gain of approximately RMB 18 million from the Disposal. Shareholders should however note that the actual gain or loss from the Disposal to be recorded by the Company will depend on the corresponding applicable tax treatment and costs incurred for the Disposal. The Board is of the view that the Disposal will not have any material financial impact on the Group. The proceeds from the Disposal will be applied towards the Group’s general working capital requirement.

REASONS FOR AND BENEFITS OF ENTERING INTO THE Agreement

The Company believes that the Disposal can promote the integration of media resources owned by SACM and XAMC, and they can achieve a better development by mutual use of the platforms and resources owned by each other. As XAMC shall be owned as to 49% by Xiamen Airlines, Xiamen Airlines shall continue to benefit from long-term development of XAMC. In addition, Xiamen Airlines will be able to focus its resources on its principal business, and shall benefit from the restructuring and development of SACM.

The Directors (including the independent non-executive Directors) consider that (1) the Agreement was entered into after an arm's length negotiation between Xiamen Airlines and SACM and was in compliance with the market practice and the terms therein (including the Consideration) are on normal commercial terms and fair and reasonable; and (2) the Disposal is beneficial to the operation and long-term development of the Group and in the interests of the Company and its shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As SACM is a company owned as to 40% by the Company and 60% by CSAHC, SACM is a non wholly-owned subsidiary of CSAHC and a connected person of the Company. Pursuant to the Listing Rules, as one of the applicable percentage ratios (other than the profits ratio) for the Disposal is more than 0.1%, but less than 5%, the Disposal constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

Among the 11 Directors, four Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Mr. Zhang Zi Fang, who were connected Directors, were required to abstain from voting in respect of the Agreement. All remaining seven Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company’s articles of association.

PROFIT FORECAST

As the Valuation was prepared based on an income approach, the Valuation constitutes a profit forecast under Rule 14.61 of the Listing Rules and Rule 14.62 of the Listing Rules is applicable.

Pursuant to Rule 14.62(1) of the Listing Rules, the following are the details of the principal assumptions, including commercial assumptions, upon which the report for the Valuation was issued:

  XAMC is able to continue as a going concern.

  There is no material change in the related laws and regulations and policies as well as the macro-economic environment of the state; no material change in the political, economic and social situation of the regions in which the parties to the Disposal are located; and no other force majeure and unforeseen factors leading to any material adverse effects.

  The management of XAMC are responsible parties and capable to take up their positions.

  Unless otherwise specified, XAMC is in full compliance with all related laws and regulations and there is no material breach which would affect the development of XAMC and its profit realization.

  The accounting policies to be adopted by XAMC in future are basically identical to those adopted by XAMC during the preparation of the Valuation report in material aspects.

  The style and competence of the management of XAMC remains the same and the scope of business, business model and plans of the XAMC remains the same.

  There is no material variation to the applicable interest rates, exchange rates, taxation grounds and tax rates, and government levies.

  According to the advertising media business entrustment agreement entered into between Xiamen Airlines and XAMC, Xiamen Airlines grants an exclusive right to XAMC to operate its advertising media business from 1 April 2012 to 31 March 2027. It is agreed in the agreement that during the first three years of the term of agreement, the entrustment fee for advertising media business will be amounted to 55% of the revenue from advertising media business; and that the adjustment to entrustment fee thereafter will take into account the reasonable return of shareholders of XAMC. The Valuation is made on the assumption that the payment method and proportion of entrustment fee of advertising media business for the twelve-year period from 1 April 2015 is same with those applied in the first three years, on which the anticipation of future revenue of XAMC is based.

  The qualification for publication and distribution business of Xiamen Airlines can be maintained during the anticipated period, and the normal operation of XAMC would not be affected.

  The Valuation excludes the factor of inflation.

KPMG, acting as the auditors of the Company, has reviewed the calculations of the discounted future cash flows used and contained in the Valuation report, which do not involve the adoption of accounting policies, for the Valuation.

The Directors confirm that the Valuation, which constitutes a profit forecast under the Listing Rules, has been made after due and careful enquiry.

A letter from the Board and a letter from KPMG are included in the Appendices to this announcement for the purpose of Rule 14.62 of the Listing Rules.

As at the date of this announcement, KPMG (certified public accountants) does not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate person to subscribe for securities in any member of the Group.

KPMG has given and has not withdrawn its written consent to the publication of this announcement with inclusion of its report and all references to its name in the form and context in which it is included.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Agreement”	the equity transfer agreement entered into on 29 June 2012 between Xiamen Airlines and SACM, pursuant to which Xiamen Airlines agreed to sell the Targeted Equity Interests to SACM
“associates”	has the meaning ascribed to it under the Listing Rules
“Board”	the board of Directors
“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Completion”	completion of the Disposal pursuant to the Agreement

“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Consideration”	the consideration for the Disposal in the sum of approximately RMB 43.12 million pursuant to the Agreement
“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules
“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
“Directors”	the directors of the Company

“Disposal”	the disposal of the Targeted Equity Interests as contemplated under the Agreement
“Group”	the Company and its subsidiaries
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange
“PRC”	the People’s Republic of China, for the purpose of this announcement, exclusively refer to Mainland China
“RMB”	Renminbi, the lawful currency of the PRC
“SACM”	Southern Airlines Culture and Media Co., Ltd., a company which is owned as to 40% by the Company and 60% by CSAHC, the purchaser to the Agreement
“Share(s)”	share of RMB 1.00 each in the capital of the Company
“Shareholder(s)”	the holders of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Targeted Equity Interests”	51% equity interests in XAMC, the subject matter of the Agreement
“Valuation”

the valuation in respect of the total equity interests of XAMC, prepared by an independent professional valuer at the appraisal value of RMB 84.56 million according to the market value of XAMC as at 31 March 2012

“XAMC”	Xiamen Airlines Media Co., Ltd., a company which is owned as to 100% by Xiamen Airlines as at the date of this announcement
“Xiamen Airlines”

Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 51% by the Company as at the date of this announcement

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

29 June 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

In compliance with Rule 14.62 of the Listing Rules, the text of each of the letter from KPMG to the Directors confirming it has reviewed the calculations of the discounted future cash flows used and contained in the Valuation and the letter from the Board confirming the Valuation has been made after due and careful enquiry both dated 29 June 2012, for the purpose of, among other things, inclusion in this announcement are reproduced below:

APPENDIX I – LETTER FROM THE BOARD

Listing Division

The Stock Exchange of Hong Kong Limited

11/F., One International Finance Centre,

1 Harbour View Street, Central,

Hong Kong

29 June 2012

Dear Sirs,

Re: Connected Transaction – Disposal of Equity Interests in a Subsidiary

We refer to the valuation report dated 11 June 2012 (the ‘‘Valuation Report’’) and prepared by Beijing Zhong Qi Hua Assets Valuation Co., Ltd. (北京中企華資產評估有限責任公司) (the ‘‘Valuer’’) in relation to the valuation of Xiamen Airlines Media Co., Ltd. ( “XAMC”), the Valuation of which constitutes a profit forecast under Rule 14.61 of the Listing Rules.

We have discussed with the Valuer about different aspects including the bases and assumption based upon which the valuation of XAMC has been prepared, and reviewed the valuation for which the Valuer is responsible. We have also considered the report from our auditors, KPMG, dated 29 June 2012 regarding whether the discounted future cash flows of XAMC, so far as the arithmetical calculations are concerned, have been properly complied in accordance with the bases and assumptions as set out in the Valuation Report. We have noted that the discounted future cash flow do not involve the adoption of accounting policy.

On the basis of the foregoing, we are of the opinion that the Valuation has been made after due and careful enquiry.

Yours faithfully,

For and on behalf of the board of directors of

China Southern Airlines Company Limited

Xu Jie Bo

Executive Director

APPENDIX II – LETTER FROM KPMG

The Board of Directors
China Southern Airlines Company Limited
278 Ji Chang Road Guangzhou The People’s Republic of China
29 June 2012

Dear Sirs

China Southern Airlines Company Limited (the “Company”) and its subsidiaries (“the Group”) -

Connected Transaction Regarding the Disposal of 51% Equity Interests in a Subsidiary (the “Connected Transaction”)

We have been engaged to report on the arithmetical calculations of the discounted future cash flows on which the business valuation (the ‘‘Valuation’’) dated 11 June 2012, prepared by Beijing Zhong Qi Hua Assets Valuation Co., Ltd. (北京中企華資產評估有限责任公司) in respect of the fair value of Xiamen Airlines Media Company Limited as at 31 March 2012 is based. The Valuation which is determined based on the discounted future cash flows is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Responsibility for the Discounted Future Cash Flows

The directors of the Company are responsible for the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the directors and as set out in the Valuation. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation of the discounted future cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Responsibility

It is our responsibility to report, as required by Rule 14.62(2) of the Listing Rules, on the arithmetical calculations of the discounted future cash flows on which the Valuation is based.

We conducted our work in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”. This standard requires that we comply with ethical requirements and plan and perform the assurance engagement to obtain reasonable assurance on whether the discounted future cash flows, so far as the arithmetical calculations are concerned, have been properly compiled in accordance with the bases and assumptions as set out in the Valuation. We re-performed the arithmetical calculations and compared the compilation of the discounted future cash flows with the bases and assumptions.

We are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future cash flows are based and our work does not constitute any business valuation or an expression of an audit or review opinion of the Valuation.

The discounted future cash flows do not involve the adoption of accounting policies. The discounted future cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

Opinion

Based on the foregoing, in our opinion, the discounted future cash flows, so far as the arithmetical calculations are concerned, have been properly compiled in all material respects in accordance with the bases and assumptions made by the directors of the Company as set out in the Valuation.

Yours faithfully

Certified Public Accountants

Hong Kong

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